EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     Our consolidated ratio of earnings to fixed charges for each of the periods indicated is set forth below:

	YEAR ENDED DECEMBER 31,
	2007	2006	2005	2004	2003
		(DOLLARS IN THOUSANDS)
FIXED CHARGES:
Interest costs	$13,696	$13,620	$6,766	$6,711	$4,692
Capitalized interest	—	—	—	260	1,558

Total fixed charges	$13,696	$13,620	$6,766	6,971	6,250

EARNINGS:
Net income	$11,707	$21,464	$21,913	$20,351	$5,913
Add fixed charges per above	13,696	13,620	6,766	6,971	6,250
Less capitalized interest per above	—	—	—	(260)	(1,558)

Total earnings, as adjusted	$25,403	$35,084	$28,679	$27,062	$10,605

RATIO OF EARNINGS TO FIXED CHARGES	1.85	2.58	4.24	3.88	1.70